American Commercial Lines Inc.
1701 East Market Street
Jeffersonville, Indiana 47130
September 20, 2005
VIA EDGAR SUBMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. David Humphrey Ms. Amy Geddes Mr. David Mittelman Mr. Kurt Murao

Re:	American Commercial Lines Inc. Form S-1, Amendment No. 3, filed September 19, 2005 SEC File No. 333-126696
Ladies and Gentlemen:
At the request of and pursuant to our discussion with David Humphrey and Amy Geddes yesterday afternoon, I am writing on behalf of American Commercial Lines Inc. (the “Company”). I describe below the factors we consider relevant in connection with the valuation of the Company’s grants of restricted stock and stock options reflected in its 2005 financial statements relative to the estimated price range of the Company’s initial public offering (the “IPO”).
I.	Bankruptcy Court Valuation
As you know, the Company emerged from bankruptcy on January 11, 2005. In connection with such emergence, the U.S. Bankruptcy Court, Southern District of Indiana, New Albany Division (the “Bankruptcy Court”) determined that the Company had an enterprise value of $500 million, of which approximately $100 million was attributable to equity. This value equaled approximately $4.16 per share (after adjusting for our stock dividend in August 2005). In reaching such determination, the Bankruptcy Court, among other things, considered appraisals of the Company from two investment banks. These investment banks, which were retained by the Company and the creditors’ committee, each assigned an enterprise value of $450 million. After multiple hearings and a series of briefings, including the receipt of information from one objecting creditor who argued for a higher valuation, the Bankruptcy Court reached the $500 million valuation. As disclosed in Amendment No. 3 to the Company’s Form S-1 (the “S-1”) in respect of the IPO, Adjusted EBITDA for the year ended December 31, 2004 was $82.0 million.
In reaching such determination, the Bankruptcy Court was aware that the Company had been for sale since November 2003. As part of that attempted sale, potential bidders were contacted and a data room was established. This sale process and data room remained open through November 2004. The Company received a number of conditional proposals to acquire different parts of the Company for a total of estimated gross proceeds between $430 million to $450 million. These amounts do not include transaction and other expenses and these offers contained various conditions including with respect to obtaining financing and conducting satisfactory due diligence. No offers at a comparable level were received for the sale of the business as a whole.
II.	Post-Bankruptcy Changes
Since its exit from bankruptcy and following the Bankruptcy Court’s valuation, the Company began to implement various actions that have resulted in a significant increase in its value, as reflected in the proposed IPO price range reflected in the S-1. These are described below:
a.	New Management
Upon our emergence from bankruptcy, a new Board of Directors was appointed, led by Clayton Yeutter as Chairman. I joined the Company as President and Chief Executive Officer on January 18, 2005 and immediately began to assemble a new management team consisting of several individuals with whom I had previously worked at Wabash National Corporation (“Wabash”). Five of the Company’s seven most senior members of management have joined the Company from Wabash between January and May of 2005.
Since then, the new Board of Directors and management team have developed a new vision and strategy for the business. The development of the Company’s new strategy and vision was evidenced by the difference in the strategy section set forth in the Company’s Registration Statement on Form S-4 (filed on April 29, 2005 under the new management) for the registration of its outstanding senior notes and the strategy set forth in the offering memorandum used in the private placement of these notes (distributed to private investors in December 2004 by the Company’s previous management). Between May and July 2005, the Company’s new strategy was further articulated, developed and begun to be put in place, as detailed in the S-1. Because the Company was in a quiet period due to its pending registrations, the market became aware of this developing vision and strategy only through those filings.
All grants of restricted stock and stock options received by the Company’s directors and members of management through March 2005 were valued using the Bankruptcy Court’s determination of the Company’s enterprise value. The two remaining grants occurred in May 2005 and were valued based on an arm’s-length, negotiated stock transaction involving approximately one million shares (as adjusted for the stock dividend distributed in August 2005) of which the Board of Directors became aware shortly prior to the date of the grants.

Following is a listing of all grants of restricted stock and stock options by the Company in 2005:

January 18, 2005	Clayton Yeutter	1,500 shares of restricted stock 12,000 stock options

	5 other directors	1,000 shares of restricted stock each 8,000 stock options each

January 18, 2005	Richard L. Huber Former Interim CEO	56,076 shares of restricted stock 56,076 stock options

January 18, 2005	Mark R. Holden	56,076 shares of restricted stock 56,076 stock options

January 18, 2005	W. Norb Whitlock	28,038 shares of restricted stock 28,038 stock options

February 17, 2005	Paul F. Brotzge	7,009 stock options

February 18, 2005	Lisa L. Fleming	14,018 shares of restricted stock 14,018 stock options

February 22, 2005	Christopher A. Black	14,018 shares of restricted stock 14,018 stock options

March 1, 2005	Nick C. Fletcher	14,018 shares of restricted stock 14,018 stock options

March 22, 2005	Karl D. Kintzele	14,018 stock options

May 24, 2005	Jerry R. Linzey	14,018 shares of restricted stock 14,018 stock options

May 24, 2005	William L. Schmidt	7,009 stock options
b.	Jeffboat
In May 2005, Mr. Jerry Linzey was hired as Senior Vice President, Manufacturing to lead Jeffboat. In addition, several other management changes were made at Jeffboat. At that time, we increased the pricing on all new Jeffboat contracts for production beginning in 2007. This new pricing increases the EBITDA margin on manufacturing contracts from 6% to 15% on expected revenues of $300 million for 2007. The increase in value from this new pricing is expected to be approximately $27 million, based on an average 9% EBITDA margin improvement. These assumptions do not include the impact of planned cost reductions at Jeffboat which have started to be implemented.

c.	Corporate Overhead Reduction
In June 2005, the Company announced a headcount reduction of 115 salaried positions, or 23% of its corporate workforce. This reduction is expected to result in cost savings of approximately $8 million as indicated in the S-1. In fact, the Company now believes it may realize up to $10 million in gross annual cost savings.
d.	Contract Renewals
Contract renewals largely began in August 2005, at an average increase in rates of approximately 40% over the prior year on a fuel-neutral basis. Approximately $45 million in revenues have been renewed to this point, accounting for increased EBITDA of approximately $18 million. In addition, we are in the process of renewing contracts involving another $130 million of projected revenue for 2005 and 2006. We expect that these contracts will renew at higher rates than those currently in effect.
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III.	Summary
The currently quantifiable cumulative effect of the above initiatives is conservatively summarized below. All of the identified initiatives occurred after May 2005. We have not attempted to assign any value to the full impact of the new vision and strategy of the new Board of Directors and management team, remaining contract renewals of 2005, or efficiencies that we expect to achieve through cost reductions at Jeffboat.

New Jeffboat Pricing	$27,000,000
Corporate Overhead Reduction	$10,000,000
Contract Renewals	$18,000,000

Total EBITDA Improvement	$55,000,000
Market multiple	x 6.5

Total Value Created	$357,500,000
divided by 23.2 million shares
New Value Added	$15.41
Bankruptcy price (adjusted for split)	4.16

Current implied stock value	$19.57
IPO range	$19.00 - $21.00

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As you know, the information provided above includes management projections on which our independent auditor, Ernst & Young LLP, of course is not in a position to give audit level comfort. However, as you requested, we have reviewed this letter with Ernst & Young and they have indicated to us that they have no objections thereto. I hope this sufficiently explains why we believe that the valuation we used in granting stock options and restricted stock is correct. If you have any questions regarding the foregoing, please contact our counsel, Imad Qasim, at (312) 853-7094.
Very truly yours,
/s/ Mark R. Holden
Mark R. Holden
President and Chief Executive Officer

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